Mail Stop 6010

June 30, 2008

Mr. Gordon G. Pratt
President and Chief Executive Officer
FMG Acquisition Corp.
Four Forest Park, Second Floor
Farmington, CT 06032

> **Re:** **FMG Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 13, 2008**
> **File No. 333-150327**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-4

Selected Financial Data, page 17

1. Please revise to provide the information required by Items 3(d)-(f) of Form S-4.

Background of the Merger, page 39

2. We note your response to Comment 52 and reissue the comment in part. We note that during the meetings of January 15-17, your Board of Directors discussed the proposed valuation of United in a merger. Please expand your disclosure on page 42 to discuss the basis for the board's valuation of United, following which it concluded that United's valuation justified continuing the process of discussing a merger.

Fairness Opinion of Piper Jaffray, page 46

3. We note your response to Comment 57 and reissue the comment in part. Please expand your disclosure to disclose the basis for Piper Jaffray's belief that shareholders cannot rely upon the opinion to support any claims against Piper Jaffray arising under applicable state law (e.g., the inclusion of an express disclaimer in Piper Jaffray's engagement letter with FMG).

Discounted Cash Flow Analysis, page 50

4. We note your response to Comment 62 and reissue the comment. Please revise to explain how the terminal multiple of 1.0x was determined. Presently, there is no disclosure in your registration statement that describes why Piper Jaffray used a terminal multiple of 1.0x.

Management's Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings L.C.

Critical Accounting Policies, page 98

5. You disclose that United's management determines the loss and LAE reserves based upon the analysis of the independent actuary, which estimates ultimate losses incurred for each accident year by calculating a range of indications and selecting a point estimate. Based on this disclosure, your independent actuary appears to be primarily responsible for determining United's loss and LAE reserves rather than management. If this is not the case, please expand your disclosure to describe more specifically the nature of your internal resources (e.g. qualifications of actuarial staff) and activities (e.g. testing and verification) in the reserve determination process and explain your basis for concluding that United's loss and LAE reserves are properly determined. Further, while you are not required to indicate or infer that the independent actuary determines the loss and LAE reserves, if you elect to do so (as your current disclosure appears to indicate), you must also disclose their name and provide the consent of the independent actuary as an exhibit to the registration statement.

6. Please refer to prior Comment 70. We acknowledge your revised disclosure but continue to believe that it does not enable the investor to adequately understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please expand your disclosure to include the following information.

   a. Expand your disclosure to explain more specifically the factors that you considered in selecting one actuarial method over another method for each period presented. Also, quantify the impact of changes in method for each period presented.

   b. Describe and quantify the key reserve assumptions that materially affect your loss and LAE reserves, such as those related to frequency and severity of homeowner claims. Describe and quantify the key assumptions at December 31, 2007 that are inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate.

   c. You explain the 2007 reserve release of $5.8 million as due to favorable loss development related to homeowners' claims. You also attribute the 2007 decrease in gross losses and LAE reserves to favorable development of claims related to the hurricanes of 2004 and 2005. We believe that investors would benefit from an expanded explanation and quantification of the factors underlying this reserve release. Expand your disclosure to explain more specifically and quantify the impact of new information as well as changes in key reserve assumptions that caused this reserve release.

   d. You appear to have used hypothetical rather than reasonably likely changes in your presentation of the potential variability inherent in your December 31, 2007 loss reserves. Also, your analysis appears to be based on changes in aggregate loss reserves and not changes in individual reserve assumptions. Please revise this disclosure to show the impact of reasonably likely changes in key reserve assumptions on your future operating results, financial position and liquidity. Explain your basis for concluding that the potential variability scenarios are reasonably likely, particularly if they diverge materially from your historical loss development experience.

Results of Operations, page 105

7. Please refer to prior Comment 71. You attribute the $21.2 million decrease in gross losses and LAE reserves in 2007 to favorable development of claims related to the hurricanes of 2004 and 2005. After removing the impact of net losses resulting from the 2004 and 2005 hurricanes, your loss ratio decreased from approximately 47% for 2006 to approximately 30% for 2007. You also attribute the $9.7 million decrease in loss and LAE expenses in 2007 to "disciplined underwriting with a focus on attritional losses and agency management." Please expand your disclosure to describe more specifically and quantify the factors that caused this improvement in your loss development experience. Discuss more specifically and quantify the impact of changes in your underwriting practices on expected claim frequency and severity and the impact of "smaller weather-related events." Ensure that this disclosure describes and fully quantifies the impact of your reinsurance ceded activities on your results of operations for each period presented.

Liquidity and Capital Resources, page 119

8. Your net cash provided by operating activities declined by approximately 92% during the three months ended March 31, 2008 as compared to the same period in the previous year. Please expand your disclosures to discuss the underlying factors that resulted in the material changes in the balance sheet accounts that caused the significant decrease in operating cash flows. Consider whether disclosure of a known trend or uncertainty is required under Item 303 of Regulation S-K, and revise your disclosures as appropriate.

Unaudited Pro Forma Combined Financial Information, page 122

9. Please refer to prior Comment 73. In connection with your removal of the net credit to interest expense for the cancellation of the York Put agreement, you reduced United's interest expense from $7,704 to $5,364. Please revise your pro forma presentation so that the amounts presented agree to the historical financial statements included in the filing.

10. You disclose on page F-48 that the York Put was valued at $2.6 million at December 31, 2007 and March 31, 2008. Please explain in more detail how you determined that these valuations were appropriate, including why there was no change in valuation between these dates. Tell us whether you believe that the proposed acquisition of United by FMG impacts the valuation of the put, and if so, which periods have been or will be affected.

Experts, page 146

11. You state that FMG's financial statements at March 31, 2008 and for the period from inception (May 22, 2007) to March 31, 2008 have been reviewed by Rothstein Kass, your independent registered public accounting firm. If reference is made to a review report prepared by an independent accountant, that report must be included in the filing. Please advise and revise the registration statement as appropriate.

Financial Statements, page F-1

12. Please refer to prior Comment 78. You have removed the audited financial statements for FMG Acquisition Corp. for the period May 22, 2007 (date of inception) to December 31, 2007. Please include these financial statements in your next amendment, as well as the corresponding report and consent from your independent registered public accounting firm. Note that the financial statements that were required to be included in the current amendment were: (i) audited financial statements for both FMG and United for the three years ended December 31, 2007 (or lesser period since inception for FMG), and (ii) unaudited financial statements for both FMG and United for the three months ended March 31, 2008. Additional updating in future amendments may also be required under Rule 3-12 of Regulation S-X.

13. As noted above, required financial statements and the related auditor's report for FMG were excluded from the current amendment, and the consent of the independent accountant filed as Exhibit 23.1 does not refer to the inclusion of the auditor's report in the registration statement. Please ensure that the consent(s) of the independent accountant(s) for all future amendments refer to inclusion of the audit report(s) in the registration statement.

United Insurance Holdings L.C. and Subsidiaries

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies and Practices

(j) Reinsurance, page F-23

14. Please refer to prior Comment 79. Your new disclosure does not describe your accounting for ceding commissions. Please provide this additional disclosure or explain your basis for concluding that it was unnecessary.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Adam S. Mimeles, Esq.
        Ellenoff Grossman & Schole LLP
        150 East 42nd Street
        New York, NY 10017

        Carolyn T. Long, Esq.
        Steven W. Vazquez, Esq.
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, FL 33602